Mail Stop 4561

April 22, 2010

Subramanian Krishnan
Senior VP, CFO and Treasurer
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343

> **Re:** **Digi International Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 001-34033**

Dear Mr. Krishnan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant